Energea Portfolio 4 USA LLC

935 Noble Street

Brooklyn, NY 11222

June 29, 2021

Sent by Email and Filed Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

barberenameissneri@SEC.GOV

Re:	Energea Portfolio 4 USA LLC (the “Company”)
Offering Statement on Form 1-A
File No. 024-11547

Ladies and Gentlemen:

Pursuant to 17 CFR §230.252(e), the Company hereby requests that the Commission qualify the Offering Statement effective at 4:00 p.m. EST on Thursday, July 1, 2021.

Energea Portfolio 4 USA LLC

By:	Energea Global, LLC
As Manager

By:	Michael Silvestrini
Michael Silvestrini, Manager

By:	Christopher Sattler
Christopher Sattler, Manager